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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                 Commission File Number: 0-11532

(CHECK ONE): [ ] Form 10-K or  [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q or
             [ ] Form N-SAR    [X] Form 10-KSB                     Form 10-QSB

For Period Ended: June 30, 2001

                [ ] Transition Report on Form 10-K or Form 10-KSB
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q or Form 10-QSB
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended ___________________

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Venture Catalyst Incorporated
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Full Name of Registrant

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Former Name if Applicable

591 Camino De La Reina, Suite 418
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Address of Principal Executive Office (Street and Number)

San Diego, California 92108
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
[X] | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof,
    |      will be filed on or before the fifteenth calendar day following the
    |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q or Form 10-QSB, or portion thereof will be filed
    |      on or before the fifth calendar day following the prescribed due
    |      date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is currently in the process of ascertaining facts which may have an effect on the disclosures contained in narrative portions of the Form 10-KSB and in footnotes to the financial statements. As a result, the Company is unable to file its Form 10-KSB on the prescribed due date without unreasonable effort or expense.

                        (Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Kevin McIntosh                   858                 385-1000
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                            [X] Yes [ ] No

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(3)  Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Exhibit A attached hereto.
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                         Venture Catalyst Incorporated
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   September 28, 2001              By:    /s/ Kevin McIntosh
     -----------------------------         -------------------------------------
                                           Kevin McIntosh
                                           Senior Vice President and Chief
                                           Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
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                                 Exhibit A to
                                  Form 12b-25

The Company expects a significant change in its results from operations for the twelve-month period ended June 30, 2001 ("fiscal 2001") as compared to the twelve-month period ended June 30, 2000 ("fiscal 2000") as follows:

Revenues for fiscal 2001 totaled $8,840,000. This represents a 40% decrease as compared to $14,843,000 in fiscal 2000. Revenues for services to the Barona Tribe decreased 33% to $7,069,000 compared to last year, and revenues from other clients decreased 59% to $1,771,000. Revenues were adversely affected during fiscal 2001 as compared to the fiscal 2000 due to significantly higher operating and financing expenses at the Barona Casino, resulting in reduced fees to the Company. Revenues were also lower due to the Company's restructuring plan to focus on gaming clients and the Company's decision to stop offering services to non-gaming clients.

Cost of revenues increased 36% to $7,036,000 compared to the prior year. General operating and administrative costs decreased by 10% from the prior year to $6,781,000.

The Company reported a net loss for the fiscal year of $18,510,000, or $(2.53) per share. This compares with a net loss of $1,029,000, or $(0.19) per share, for the prior year. Results for the year were negatively affected by non-recurring charges, primarily one-time expenses related to the Company's restructuring, of $7,235,000. Also, during the fiscal 2001, the Company recorded a write down of $1,900,000 to its "deferred contract costs", as a result of the reduced fees from the Barona Tribe during 2001 as well as the Company's current expectations for fees through the end of the consulting agreement. In addition, the Company had net write down of $3,625,000 of portfolio assets during the 2001 fiscal year.

Weighted average shares outstanding in fiscal 2001 were 7,326,301 compared to 5,435,157 for the prior year.